
December 22, 2020

Eli Baker
Chief Financial Officer
Spinning Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re: Spinning Eagle Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 30, 2020**
> **CIK No. 0001830214**

Dear Mr. Baker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1. We note your response to comment 3. While we understand there is no requirement that multiple business combinations be completed simultaneously, please provide a detailed analysis as to how the company, in the event that it elects to effect a spin-off, will comply with Nasdaq IM-5101-2 (a) requiring at least 90% of the gross proceeds from the initial public offering and any concurrent sale by the company of equity securities be deposited in a trust account and (b) requiring one or more business combinations having a fair

market value of at least 80% of the value of the deposit account at the time of the agreement to enter into the initial business combination. Please also provide a detailed analysis as to how SpinCo will meet the Nasdaq listing standards.

<u>Spin-Off, page 119</u>

2.   We note your response to comment 4. We continue to note disclosure that SpinCo's terms will be "substantially similar" to the terms of this offering. Please revise to clearly disclose the terms that will apply to SpinCo and any subsequent spin-off. Also, please clarify whether the statement that SpinCo will have the "same completion window" as Spinning Eagle has to complete its initial business combination means SpinCo has 24 months (or 30 months if it has executed a definitive agreement) from Spinning Eagle's initial public offering or whether that means SpinCo has 24 months (or 30 months if it has executed a definitive agreement) from the spin-off.

3.   Please disclose how redemptions will work in event of a spin-off. Given the fact that the spin-off will occur before Spinning Eagle has completed its business combination, and therefore the amount held in Spinning Eagle's trust will be reduced based on the amount spun-off to SpinCo, it appears that investors in this offering will not be able to redeem for the entire amount purchased at the time of the initial public offering if there is a spin-off. In this regard, please provide clear disclosure throughout when discussing redemptions and add a risk factor.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction